UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

November 26, 2021

Mizuho Financial Group, Inc.

Changes of Directors and Executive Officers

Mizuho Financial Group, Inc. hereby announces changes of Member of the Board of Directors and Executive Officers (including changes in their areas of responsibility, etc.).

1

[Mizuho Financial Group, Inc. (MHFG)]

(Effective as of November 26, 2021)

Name	New Position		Current Position
Motonori Wakabayashi	Member of the Board of Directors, Senior Executive Officer	Head of Risk Management Group / Head of Compliance Group*	Member of the Board of Directors, Senior Executive Officer	Head of Risk Management Group

Masaomi Takada	Group Executive Officer	Attached to Compliance Group	Senior Executive Officer	Head of Compliance Group

(Note1) Asterisk indicates ‘Acting’ Head of Compliance Group

(Note2) ‘Group Executive Officer’ is executive officer (EO) defined in our internal regulations, not EO as defined in the Company Act

(Effective as of January 17, 2022)

Name	New Position		Current Position
Koji Yonei	Senior Executive Officer	Head of IT & Systems Group	Senior Executive Officer	Co-Head of IT & Systems Group

Satoshi Ishii	Group Executive Officer	Attached to IT & Systems Group	Senior Executive Officer (Representative Executive Officer)	Group Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group

2

(Effective as of April 1, 2022)

Name	New Position	Current Position
Yasuhiro Sato	Member of the Board of Directors	Member of the Board of Directors, Chairman (Kaicho)

Tatsufumi Sakai	Resigned	Member of the Board of Directors, President & Group CEO (Representative Executive Officer)

Satoshi Ishii	Resigned	Group Executive Officer	Attached to IT & Systems Group

Masaomi Takada	Resigned	Group Executive Officer	Attached to Compliance Group

(Effective in late June 2022)

Name	New Position	Current Position
Yasuhiro Sato	Resigned	Member of the Board of Directors

3